NSTAR Electric Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

(Thousands of Dollars)	Nine Months
	Ended	For the Years Ended December 31,
	September 30, 2012	2011	2010	2009	2008	2007
Earnings, as defined:
Net income	$156,184	$252,494	$248,575	$240,691	$223,897	$216,502
Income tax expense	102,220	165,686	162,020	151,224	141,847	135,260
Equity in earnings of regional nuclear
generating companies	(301)	(501)	(836)	(891)	(820)	(1,495)
Dividends received from regional equity investees	286	676	669	1,661	416	1,637
Fixed charges, as below	59,131	76,219	77,902	84,826	103,661	105,338
Less: Interest capitalized (including AFUDC) (b)	(254)	(185)	(108)	76	(1,926)	(3,866)
Total earnings, as defined	$317,266	$494,389	$488,222	$477,587	$467,075	$453,376

Fixed charges, as defined:
Interest on long-term debt (a) (b)	$66,953	$90,040	$90,636	$83,261	$76,793	$59,799
Interest on rate reduction bonds (b)	3,106	7,226	11,229	18,833	27,076	35,061
Other interest (b) (c)	(16,137)	(27,839)	(30,475)	(24,519)	(9,789)	(414)
Rental interest factor	4,955	6,607	6,404	7,327	7,655	7,026
Interest capitalized (including AFUDC) (b)	254	185	108	(76)	1,926	3,866
Total fixed charges, as defined	$59,131	$76,219	$77,902	$84,826	$103,661	$105,338

Ratio of Earnings to Fixed Charges	5.37	6.49	6.27	5.63	4.51	4.30

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) Prior period amounts have been reclassified for comparative purposes and in order to conform to NU's presentation.

(c) For the year ended December 31, 2007, other interest includes interest related to accounting for uncertain tax positions.